[On Transamerica Capital Inc. letterhead]

July 30, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Transamerica Separate Account R3

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter, hereby joins in a request by the Registrant that the effective date of the above-captioned registration statement filed on Form N-6 be accelerated to August 30, 2010, or as soon thereafter as is reasonably practicable.

Transamerica Capital, Inc.
(Principal Underwriter)

By: /s/ Courtney John
Name:  Courtney John
Title:  Chief Compliance Officer and Vice President